Carso
Global Telecom

02 AUG -5

02049018

SUPPL

August 01st, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth, N.W.
Washington, D.C. 20549

Reference. Carso Global Telecom, S.A. de C.V.
FILE No. 82-4379

Enclosed, you'll find the unaudited consolidated financial statements as of June 30th 2002 and 2001 for Carso Global Telecom, S.A. de C.V.

These statements are the translated versions which are sent every quarter to the Bolsa Mexicana de Valores (BMV).

Included are:
Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

Sincerely,

LIC. ALEJANDRO ESCOTO CANO
Legal Representative
CARSO GLOBAL TELECOM, S.A. DE C.V.

dlw 8/6

Insurgentes Sur 3500 - P.B. 13, Col. Peña Pobre C.P. 14060, México, D.F., Tel.5325-0586, Fax. 5238-0601

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** Quarter: **2** Year: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **169,022,443** | 100 | **253,319,317** | 100 |
| 2 | **CURRENT ASSETS** | **37,310,561** | **22** | **51,570,217** | **20** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 12,855,152 | 8 | 5,530,527 | 2 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 17,165,920 | 10 | 19,496,127 | 8 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 5,686,207 | 3 | 5,844,168 | 2 |
| 6 | INVENTORIES | 0 | 0 | 0 | 0 |
| 7 | OTHER CURRENT ASSETS | 1,603,282 | 1 | 20,699,395 | 8 |
| 8 | **LONG-TERM** | **1,145,699** | **1** | **2,998,654** | **1** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 938,945 | 1 | 1,176,996 | 0 |
| 11 | OTHER INVESTMENTS | 206,754 | 0 | 1,821,658 | 1 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **117,694,866** | **70** | **111,552,529** | **44** |
| 13 | PROPERTY | 0 | 0 | 0 | 0 |
| 14 | MACHINERY AND INDUSTRIAL | 247,522,397 | 146 | 223,852,776 | 88 |
| 15 | OTHER EQUIPMENT | 0 | 0 | 0 | 0 |
| 16 | ACCUMULATED DEPRECIATION | 140,034,486 | 83 | 123,432,787 | 49 |
| 17 | CONSTRUCTION IN PROGRESS | 10,206,955 | 6 | 11,132,540 | 4 |
| 18 | **DEFERRED ASSETS (NET)** | **4,058,945** | **2** | **6,937,720** | **3** |
| 19 | **OTHER ASSETS** | **8,812,372** | **5** | **80,260,197** | **32** |
| 20 | **TOTAL LIABILITIES** | **118,445,166** | 100 | **151,004,941** | 100 |
| 21 | **CURRENT LIABILITIES** | **36,582,623** | **31** | **76,708,463** | **51** |
| 22 | SUPPLIERS | 0 | 0 | 0 | 0 |
| 23 | BANK LOANS | 5,706,617 | 5 | 19,840,634 | 13 |
| 24 | STOCK MARKET LOANS | 11,549,420 | 10 | 19,997,403 | 13 |
| 25 | TAXES TO BE PAID | 2,861,937 | 2 | 3,476,256 | 2 |
| 26 | OTHER CURRENT LIABILITIES | 16,464,649 | 14 | 33,394,170 | 22 |
| 27 | **LONG-TERM LIABILITIES** | **65,777,343** | **56** | **50,462,811** | **33** |
| 28 | BANK LOANS | 32,309,181 | 27 | 25,129,961 | 17 |
| 29 | STOCK MARKET LOANS | 33,468,162 | 28 | 25,332,850 | 17 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **11,361,885** | **10** | **11,926,366** | **8** |
| 32 | **OTHER LIABILITIES** | **4,723,315** | **4** | **11,907,301** | **8** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **50,577,277** | 100 | **102,314,376** | 100 |
| 34 | **MINORITY INTEREST** | **40,887,796** | **81** | **80,860,220** | **79** |
| 35 | **MAJORITY INTEREST** | **9,689,481** | **19** | **21,454,156** | **21** |
| 36 | **CONTRIBUTED CAPITAL** | **5,787,251** | **11** | **10,182,389** | **10** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 1,259,443 | 2 | 2,227,561 | 2 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 4,032,707 | 8 | 7,084,442 | 7 |
| 39 | PREMIUM ON SALES OF SHARES | 495,101 | 1 | 870,386 | 1 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **3,902,230** | **8** | **11,271,767** | **11** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 15,867,495 | 31 | 17,274,948 | 17 |
| 43 | REPURCHASE FUND OF SHARES | 1,824,682 | 4 | 1,993,772 | 2 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (14,845,465) | (29) | (10,905,640) | (11) |
| 45 | NET INCOME FOR THE YEAR | 1,055,518 | 2 | 2,908,687 | 3 |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **12,855,152** | **100** | **5,530,527** | **100** |
| 46 | CASH | 1,143,445 | 9 | 788,598 | 14 |
| 47 | SHORT-TERM INVESTMENTS | 11,711,707 | 91 | 4,741,929 | 86 |
| 18 | **DEFERRED ASSETS (NET)** | **4,058,945** | **100** | **6,937,720** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 606,505 | 15 | 749,693 | 11 |
| 49 | GOODWILL | 3,452,440 | 85 | 6,188,027 | 89 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **36,582,623** | **100** | **76,708,463** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 5,650,291 | 15 | 18,752,090 | 24 |
| 53 | MEXICAN PESOS LIABILITIES | 30,932,332 | 85 | 57,956,373 | 76 |
| 24 | **STOCK MARKET LOANS** | **11,549,420** | **100** | **19,997,403** | **100** |
| 54 | COMMERCIAL PAPER | 11,549,420 | 100 | 19,997,403 | 100 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **16,464,649** | **100** | **33,394,170** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 2,369,343 | 14 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 14,095,306 | 86 | 33,394,170 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **65,777,343** | **100** | **50,462,811** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 55,710,811 | 85 | 45,188,339 | 90 |
| 60 | MEXICAN PESOS LIABILITIES | 10,066,532 | 15 | 5,274,472 | 10 |
| 29 | **STOCK MARKET LOANS** | **33,468,162** | **100** | **25,332,850** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 33,468,162 | 100 | 25,332,850 | 100 |
| 30 | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | | 0 | | 0 |
| 64 | OTHER LOANS WITHOUT COST | | 0 | | 0 |
| 31 | **DEFERRED LOANS** | **11,361,885** | **100** | **11,926,366** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 10,496,457 | 92 | 10,947,684 | 92 |
| 67 | OTHERS | 865,428 | 8 | 978,682 | 8 |
| 32 | **OTHER LIABILITIES** | **4,723,315** | **100** | **11,907,301** | **100** |
| 68 | RESERVES | 4,723,315 | 100 | 11,907,301 | 100 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(14,845,465)** | **100** | **(10,905,640)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (14,845,465) | (100) | (10,905,640) | (100) |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 727,938 | (25,138,246) |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 4,723,315 | 6,533,231 |
| 74 | EXECUTIVES (*) | 150 | 149 |
| 75 | EMPLOYERS (*) | 12,143 | 12,936 |
| 76 | WORKERS (*) | 52,519 | 55,032 |
| 77 | CIRCULATION SHARES (*) | 3,743,032,800 | 3,757,264,999 |
| 78 | REPURCHASED SHARES (*) | 192,044,243 | 177,811,077 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **53,555,334** | **100** | **55,924,853** | **100** |
| 2 | COST OF SALES | 27,081,382 | 51 | 27,139,281 | 49 |
| **3** | **GROSS INCOME** | **26,473,952** | **49** | **28,785,572** | **51** |
| 4 | OPERATING | 7,450,176 | 14 | 8,120,647 | 15 |
| **5** | **OPERATING INCOME** | **19,023,776** | **36** | **20,664,925** | **37** |
| 6 | TOTAL FINANCING COST | 4,592,155 | 9 | 372,257 | 1 |
| **7** | **INCOME AFTER FINANCING COST** | **14,431,621** | **27** | **20,292,668** | **36** |
| 8 | OTHER FINANCIAL OPERATIONS | 2,461,485 | 5 | (221,021) | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **11,970,136** | **22** | **20,513,689** | **37** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 4,315,168 | 8 | 8,092,012 | 14 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **7,654,968** | **14** | **12,421,677** | **22** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | (120,387) | 0 | (405,910) | (1) |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **7,534,581** | **14** | **12,015,767** | **21** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | (300,029) | (1) |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **7,534,581** | **14** | **12,315,796** | **22** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **7,534,581** | **14** | **12,315,796** | **22** |
| 19 | NET INCOME OF MINORITY INTEREST | 6,479,063 | 12 | 9,407,109 | 17 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,055,518** | **2** | **2,908,687** | **5** |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **53,555,334** | **100** | **55,924,853** | **100** |
| 21 | DOMESTIC | 52,064,145 | 97 | 54,706,486 | 98 |
| 22 | FOREIGN | 1,491,189 | 3 | 1,218,367 | 2 |
| 23 | TRANSLATED INTO DOLLARS (***) | 157,967 | 0 | 123,337 | 0 |
| **6** | **TOTAL FINANCING COST** | **4,592,155** | **100** | **372,257** | **100** |
| 24 | INTEREST PAID | 3,893,653 | 85 | 5,060,837 | 1,360 |
| 25 | EXCHANGE LOSSES | 3,185,830 | 69 | 175,805 | 47 |
| 26 | INTEREST EARNED | 611,595 | 13 | 950,476 | 255 |
| 27 | EXCHANGE PROFITS | 147,547 | 3 | 2,393,591 | 643 |
| 28 | GAIN DUE TO MONETARY POSITION | (1,728,186) | (38) | (1,520,318) | (408) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **2,461,485** | **100** | **(221,021)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 2,473,313 | 100 | (221,021) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (11,828) | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **4,315,168** | **100** | **8,092,012** | **100** |
| 32 | INCOME TAX | 4,711,396 | 109 | 5,939,395 | 73 |
| 33 | DEFERED INCOME TAX | (1,832,558) | (42) | 647,773 | 8 |
| 34 | WORKERS' PROFIT SHARING | 1,436,330 | 33 | 1,504,844 | 19 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: 2002

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 53,555,335 | 55,924,854 |
| 37 | NET INCOME OF THE YEAR | 0 | 258,628 |
| 38 | NET SALES (**) | 111,277,731 | 104,114,946 |
| 39 | OPERATION INCOME (**) | 40,481,388 | 30,552,884 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 3,155,363 | 4,455,726 |
| 41 | NET CONSOLIDATED INCOME (**) | 10,074,459 | 23,684,033 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **7,534,581** | **12,315,796** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 7,538,492 | 13,733,799 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **15,073,073** | **26,049,595** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (3,787,018) | (3,705,800) |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **11,286,055** | **22,343,795** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 529,460 | (1,028,233) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (2,565,306) | (3,461,285) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(2,035,846)** | **(4,489,518)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(5,315,886)** | **(18,291,266)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 3,934,323 | (436,989) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 8,920,829 | 5,967,516 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 12,855,152 | 5,530,527 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **7,538,492** | **13,733,799** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 9,481,830 | 10,133,952 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (1,943,338) | 3,599,847 |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(3,787,018)** | **(3,705,800)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 291,920 | (3,499,457) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 0 | 1,361,667 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (1,653,334) | 4,991,149 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | 0 | 0 |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (2,425,604) | (6,559,159) |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **529,460** | **(1,028,233)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (9,151,410) | (19,545,739) |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 8,131,118 | 17,570,494 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 1,549,752 | 947,012 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(2,565,306)** | **(3,461,285)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (4,699) | (28,079) |
| 31 | (-) DIVIDENS PAID | (2,391,885) | (2,507,248) |
| 32 | + PREMIUM ON SALE OF SHARES | (168,722) | (925,958) |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(5,315,886)** | **(18,291,266)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (634,959) | (225,772) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (2,891,392) | (9,789,534) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | (90,649) |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (1,789,535) | (8,185,311) |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 14.07 | % | 22.02 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 32.56 | % | 20.77 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 5.96 | % | 9.35 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 22.94 | % | 12.34 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.66 | times | 0.41 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 0.95 | times | 0.93 | times |
| 8 | INVENTORIES ROTATION (**) | 0.00 | times | 0.00 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 50 | days | 55 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 9.59 | % | 8.55 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 70.08 | % | 59.61 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 2.34 | times | 1.48 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 51.81 | % | 42.34 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 55.89 | % | 45.24 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 4.89 | times | 4.08 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 0.94 | times | 0.69 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.02 | times | 0.67 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.02 | times | 0.67 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.32 | times | 0.34 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 35.14 | % | 7.21 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 28.14 | % | 46.58 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (7.07) | % | (6.63) | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 2.90 | times | 4.42 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | (26.01) | % | 22.90 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 126.01 | % | 77.10 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 54.39 | % | 53.52 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-4375

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.84 | $ 1.13 |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | $ 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | $ 0.00 |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.84 | $ 1.13 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 2.59 | $ 5.71 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | $ 0.00 |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 shares | 0.00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 4.13 times | 4.03 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 12.74 times | 19.32 times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 times | 0.00 times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | CQUISITIO COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 1 TELMEX | COMUNICACIONES | 4,169,007,000 | 32.00 | 12,500,793 | 19,008,002 |
| 2 MULTIMEDIA CORPORATIVO, S.A. DE C.V. | ADMON. DE SOCIEDADES | 50,000 | 100.00 | 50 | 107 |
| 3 GLOBAL TELECOM LLC | TENEDORA DE ACCIONES Y VALORES | 1 | 100.00 | 3,027,944 | 556,704 |
| 4 EMPRESAS Y CONTROLES | TENEDORA DE ACCIONES Y VALORES | 230,336,849 | 100.00 | 230,337 | 556,700 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **15,759,124** | **20,121,513** |
| **ASSOCIATEDS** | | | | | |
| 1 T1MSN, CORP. | PORTAL DE INTERNET | 3,010,850 | 50.00 | 280,386 | 98,342 |
| 2 TECHNOLOGY AND INTERNET, LLC | SERVICIOS DE INTERNET | 500 | 50.00 | 973,799 | 284,169 |
| 3 TECNOLOGY FUND I, LLC | SERVICIOS DE COMUNICACION | 500 | 50.00 | 20,898 | 15,282 |
| 4 ORGANIZACION RECUPERADORA DE CARTERA, S | TENEDORA DE CENTRO DE TELEMERC EN E.U.A | 459,124,621 | 45.00 | 459,061 | 457,082 |
| 5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO | SERVICIOS INMOBILIARIOS | 80,020,000 | 40.00 | 80,020 | 84,070 |
| 6 OTRAS ASOCIADAS (4) (No. DE ASOC.) | | 1 | 0.00 | 0 | 0 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **1,814,164** | **938,945** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **206,754** |
| **TOTAL** | | | | | **21,267,212** |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE COD **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**PROPERTY, PLANT AND EQUIPMENT**
***(Thousands of Pesos)***

**ANNEX 4**

**CONSOLIDATED**
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (+) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 4,336,641 | 768,010 | 3,568,631 | 16,843,448 | 8,589,717 | 11,822,362 |
| MACHINERY | 87,839,342 | 34,303,437 | 53,535,905 | 117,573,058 | 83,803,744 | 87,305,219 |
| TRANSPORT EQUIPMENT | 7,866,480 | 5,629,059 | 2,237,421 | 6,024,558 | 5,498,914 | 2,763,065 |
| OFFICE EQUIPMENT | 1,397,867 | 848,360 | 549,507 | 752,051 | 593,245 | 708,313 |
| COMPUTER EQUIPMENT | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **DEPRECIABLES TOTAL** | **101,440,330** | **41,548,866** | **59,891,464** | **141,193,115** | **98,485,620** | **102,598,959** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 998,836 | 0 | 998,836 | 3,890,116 | 0 | 4,888,952 |
| CONSTRUCTIONS IN PROCESS | 9,582,701 | 0 | 9,582,701 | 624,254 | 0 | 10,206,955 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **10,581,537** | **0** | **10,581,537** | **4,514,370** | **0** | **15,095,907** |
| **TOTAL** | **112,021,867** | **41,548,866** | **70,473,001** | **145,707,485** | **98,485,620** | **117,694,866** |

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| AB SVENSK EXPORT (1) | 14/12/2005 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,135 | 14,135 | 28,271 | 28,271 | 2,953 | 0 |
| ABN AMRO BANK (1) | 30/11/2006 | 1.90 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 301,833 | 301,833 | 603,667 | 603,667 | 603,667 | 273,959 |
| ABN AMRO BANK (1) | 15/03/2008 | 1.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 448,584 | 448,584 | 897,169 | 897,169 | 897,169 | 1,196,330 |
| DEXIA BANK (1) | 31/12/2012 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 109,064 | 109,923 | 219,846 | 219,846 | 219,846 | 758,280 |
| BCO. BILBAO V.A. (1) | 22/12/2007 | 0.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 46,934 | 46,934 | 46,934 | 70,401 |
| BANCO INTERN., SAG (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 491 | 491 | 995 | 759 | 509 | 255 |
| BANK OF AMERICA NAT (1) | 17/04/2006 | 0.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 74,404 | 74,404 | 148,809 | 121,333 | 69,583 | 0 |
| BANK OF AMERICA NAT (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 21,684 | 21,668 | 43,942 | 33,515 | 22,483 | 11,241 |
| BANK OF AMERICA NAT (1) | 15/12/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,577 | 10,577 | 10,577 | 0 | 0 | 0 |
| BARCLAYS BANK, BRUS (1) | 31/12/2004 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 98,151 | 98,151 | 138,277 | 40,126 | 0 | 0 |
| BARCLAYS BANK, BRUS (1) | 31/12/2005 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 43,140 | 43,140 | 86,280 | 86,280 | 43,140 | 0 |
| BARCLAYS BANK, N.Y. (1) | 16/07/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,932 | 3,932 | 3,932 | 0 | 0 | 0 |
| CITIBANK, N.A. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,836 | 67,247 | 137,600 | 105,699 | 70,692 | 35,346 |
| CREDIT LYONNAIS (1) | 16/10/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,440 | 10,440 | 10,440 | 0 | 0 | 0 |
| EXPORT DEVELOP CAN (1) | 22/04/2008 | 0.55 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 186,426 | 191,552 | 362,141 | 321,686 | 270,354 | 126,974 |
| FORTIS BANK (1) | 30/12/2002 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,119 | 0 | 0 | 0 | 0 | 0 |
| GOLDMAN SACHS INT. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,823 | 4,819 | 9,773 | 7,454 | 5,000 | 2,500 |
| JP MORGAN CHASE B (1) | 14/12/2003 | 0.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,482,675 | 0 | 0 | 0 |
| JP MORGAN CHASE B (1) | 20/12/2004 | 0.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,482,675 | 0 | 0 |
| KREDITANSTAL F W (1) | 15/12/2006 | 1.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58,109 | 58,109 | 116,217 | 116,217 | 116,217 | 58,109 |
| KREDITANSTAL F W (1) | 30/11/2004 | 0.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,102 | 1,102 | 2,204 | 1,102 | 0 | 0 |
| MARUBENI BENELUX (1) | 31/07/2002 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,352 | 0 | 0 | 0 | 0 | 0 |
| MARUBENI CORP (1) | 11/03/2004 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,942 | 14,942 | 29,885 | 0 | 0 | 0 |
| MITSU & CO., LTD (1) | 30/11/2006 | 1.58 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 27,166 | 27,166 | 54,332 | 54,332 | 54,332 | 27,166 |
| NATEXIS BANQUE (2) | 31/03/2022 | 2.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,082 | 7,325 | 14,710 | 14,710 | 14,710 | 177,907 |
| NORDEA BANK FINL (1) | 09/11/2004 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58,773 | 58,773 | 117,546 | 33,869 | 0 | 0 |
| NORDEA BANK FINL (1) | 19/11/2006 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 150,966 | 150,966 | 301,931 | 301,931 | 252,124 | 51,351 |
| NORDIC INVESTMENT (1) | 06/12/2006 | 1.10 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,808 | 99,615 | 99,615 | 99,615 | 49,808 |

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**

(THOUSANDS OF PESOS)



Final Printing
CONSOLIDATED



| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| PARIBAS BANK, N.Y. (1) | 03/02/2003 | 0.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 138,448 | 36,061 | 0 | 0 | 0 | 0 |
| PRIVATE EXPORT (2) | 18/07/2003 | 9.34 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,190 | 25,190 | 25,190 | 0 | 0 | 0 |
| SKANDINAVISKA B (1) | 15/08/2009 | 1.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 31,606 | 38,232 | 76,464 | 76,464 | 76,464 | 204,411 |
| SKANDINAVISKA B (1) | 28/02/2004 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,624 | 40,894 | 55,931 | 0 | 0 | 0 |
| SOCIETE GEN N.Y. (1) | 31/12/2003 | 0.44 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,951 | 9,951 | 9,951 | 0 | 0 | 0 |
| SOCIETE GEN PARIS (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,763 | 6,759 | 13,706 | 10,454 | 7,013 | 3,506 |
| SOCIETE GEN PARIS (1) | 12/11/2006 | 0.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 73,824 | 52,882 | 60,964 | 33,026 | 6,263 | 69 |
| SUMITOMO CORP (1) | 19/06/2006 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 52,505 | 46,786 | 93,572 | 65,846 | 37,788 | 0 |
| THE BANK OF TOKYO (1) | 28/06/2008 | 1.35 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 99,615 | 221,866 | 244,502 | 244,502 | 412,025 |
| UNION BANK OF SWITZ (1) | 28/11/2002 | 0.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,881 | 0 | 0 | 0 | 0 | 0 |
| ARRENDADORA CITIBANK (1) | 26/06/2004 | 1.00 | 0 | 0 | 101,221 | 105,420 | 224,140 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX N.Y. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,454 | 3,451 | 6,999 | 5,338 | 3,581 | 1,791 |
| BANAMEX, S.A. (1) | 27/06/2005 | 1.00 | 0 | 0 | 81,876 | 85,130 | 180,549 | 193,065 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCA SERFIN N.Y. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,726 | 1,783 | 3,642 | 2,798 | 1,872 | 936 |
| BANCO BILBAO VIZCAYA (2) | 27/10/2004 | 8.00 | 0 | 800,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO BILBAO VIZCAYA (1) | 10/10/2006 | 1.00 | 0 | 0 | 91,482 | 147,071 | 306,111 | 322,893 | 225,495 | 58,292 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO INTERNAC (1) | 24/12/2006 | 0.81 | 0 | 0 | 11,304 | 11,296 | 22,906 | 17,471 | 11,720 | 5,860 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO SANTANDER (1) | 05/09/2002 | 0.75 | 0 | 0 | 380,132 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER (3) | 22/05/2004 | 9.07 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK MEX. (1) | 26/06/2006 | 1.00 | 0 | 0 | 120,279 | 122,568 | 252,192 | 261,918 | 272,043 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| HEWLETT PACKARD (2) | 31/03/2005 | 8.00 | 0 | 0 | 17,980 | 17,981 | 35,962 | 26,972 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TESORERIA DE LA FED (1) | 24/12/2006 | 0.81 | 0 | 0 | 21,750 | 22,007 | 44,763 | 34,223 | 22,935 | 11,467 | 0 | 0 | 0 | 0 | 0 | 0 |
| INBURSA (3) | 01/03/2004 | 0.20 | 4,826 | 2,120 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CHASE MANHATAN BANK | 18/09/2003 | 3.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,334,727 | 0 | 0 | 0 |
| CHASE MANHATAN BANK | 04/11/2003 | 3.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 744,900 | 0 | 0 | 0 |
| CHASE MANHATAN BANK | 03/05/2004 | 3.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,975,610 | 0 | 0 | 0 |
| BANCO INBURSA | 02/07/2002 | 9.75 | 51,500 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO INVEX | 27/12/2004 | 9.70 | 0 | 200,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| TOTAL BANKS | | | 56,326 | 1,502,120 | 826,024 | 511,473 | 1,066,623 | 856,542 | 532,193 | 75,619 | 2,182,103 | 2,130,691 | 13,591,290 | 8,055,618 | 3,166,811 | 3,462,365 |
| LISTED IN THE MEXICAN STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| UNSECURED DEBT | | | | | | | | | | | | | | | | |
| INVERS BURSATIL (P.C.) (2) | 01/08/2002 | 8.36 | 2,403,643 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C.B.) (4) | 10/02/2005 | 1.00 | 0 | 850,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C.B.) (4) | 09/02/2007 | 0.80 | 0 | 1,650,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C.B.) (2) | 26/10/2007 | 11.05 | 0 | 1,700,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C.B.) (4) | 26/10/2007 | 0.90 | 0 | 3,250,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CREDIT SUISSE FIRST B (2) | 26/01/2006 | 8.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,980,750 | 0 |
| MERRILL LYNCH/ J.P.M (2) | 26/01/2006 | 8.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 |
| SALOMON SMITH / J.P.M (2) | 15/06/2004 | 4.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 | 0 | 0 |
| PAGARE MEDIANO PLAZO POOU | 20/07/2007 | 7.50 | 0 | 1,114,412 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 02/07/2002 | 7.54 | 1,985,777 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 02/07/2002 | 7.54 | 100,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 03/07/2002 | 7.54 | 2,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 03/07/2002 | 7.54 | 400,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 03/07/2002 | 7.54 | 200,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 05/07/2002 | 7.54 | 820,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 05/07/2002 | 7.54 | 1,380,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 17/07/2002 | 7.54 | 360,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 19/07/2002 | 7.54 | 230,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 19/07/2002 | 7.54 | 340,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PAPEL COMERCIAL BURSATIL | 01/01/2099 | 7.54 | 1,330,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL STOCK EXCHANGE | | | 11,549,420 | 8,564,412 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 | 14,942,250 | 0 |

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | | | | | | | | | | | | | | |
| CIRCULANTES, OTROS CREDITOS | | | 16,464,649 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 16,464,649 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | 28,070,395 | 10,066,532 | 826,024 | 511,473 | 1,066,623 | 856,542 | 532,193 | 75,619 | 2,182,103 | 2,130,691 | 23,552,790 | 8,055,618 | 18,109,061 | 3,462,365 |

**NOTES**

TASAS DE INTERÉS:
(1) TASA LIBOR MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS"
(2) TASA FIJA
(3) TASA TIIE MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS."
(4) TASA CETES MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS."

LOS CRÉDITOS DE PROVEEDORES SE RECLASIFICAN A CRÉDITOS BANCARIOS, DEBIDO A QUE EN EL ESTADO DE SITUACIÓN FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDAS EXTRANJERAS, SE VALUARON AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE, MISMO QUE AL 30 DE JUNIO DEL PRESENTE FUE EL SIGUIENTE:

| MONEDA DE ORIGEN | MONTO (M.O.) | T.C. |
|---|---|---|
| DÓLAR (U.S.) | 5,626,492 | 9.9615 |
| FRANCO FRANCÉS (F.F.) | 170,024 | 1.5149 |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 367,822 | 3,433,454 | 0 | 0 | 3,433,454 |
| OTHER | 5,032 | 50,132 | 0 | 0 | 50,132 |
| **TOTAL** | **372,854** | **3,483,586** | | | **3,483,586** |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 103,764 | 959,278 | 0 | 0 | 959,278 |
| INVESTMENTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 459,358 | 4,287,482 | 0 | 0 | 4,287,482 |
| **TOTAL** | **563,122** | **5,246,760** | | | **5,246,760** |
| **NET BALANCE** | **(190,268)** | **(1,763,174)** | | | **(1,763,174)** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **2,312,514** | **23,036,114** | 0 | 0 | **23,036,114** |
| **LIABILITIES POSITION** | **6,362,612** | **63,381,158** | **25,856** | **257,569** | **63,638,727** |
| SHORT TERM LIABILITIES POSITION | 793,814 | 7,907,583 | 2,041 | 20,333 | 7,927,916 |
| LONG TERM LIABILITIES POSITION | 5,568,798 | 55,473,575 | 23,815 | 237,236 | 55,710,811 |
| **NET BALANCE** | **(4,050,098)** | **(40,345,044)** | **(25,856)** | **(257,569)** | **(40,602,613)** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**



**ANNEX 6** **CONSOLIDATED**
**Final Printing**

**NOTES**

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

| MONEDA DE ORIGEN | MONTO (M.O.) | T.C. |
|---|---|---|
| DOLAR (U.S.) | 5,626,492 | 9.9615 |
| FRANCO FRANCES (F.F.) | 170,024 | 1.5149 |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 35,237,506 | 105,972,873 | (70,735,367) | 0.92 | 650,765 |
| FEBRUARY | 33,832,167 | 103,420,670 | (69,588,503) | 0.06 | (34,193) |
| MARCH | 36,018,377 | 101,925,951 | (65,907,574) | 0.51 | 336,129 |
| APRIL | 35,493,203 | 101,030,040 | (65,536,837) | 0.55 | 360,453 |
| MAY | 36,206,378 | 98,799,842 | (62,593,464) | 0.20 | 125,187 |
| JUNE | 38,522,001 | 101,460,894 | (62,938,893) | 0.49 | 308,401 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | (18,556) |
| **TOTAL** | | | | | **1,728,186** |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

| **FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE** |
|---|
| N O A P L I C A |

| **ACTUAL SITUATION OF FINANCIAL LIMITED** |
|---|
| |

| **BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE** |
|---|

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9** **CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| NO PROCEDE | | 0 | 0 |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| NO PROCEDE | | | | | |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| SERVICIO LOCAL | | | | 25,576,306 | | | |
| SERVICIO LD | | | | 17,180,355 | | | |
| INTERCONEXION | | | | 7,323,634 | | | |
| OTROS | | | | 1,983,850 | | | |
| TOTAL | | | | 52,064,145 | | | |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: **2** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**


**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| SERVICIO DE ENLACE | | | | 1,491,189 | | | |
| **TOTAL** | | | | 1,491,189 | | | |

**NOTES**

## ANNEX 12

### CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

**NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED**

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 7,407,774

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 3,757,265,966

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

**DIVIDENDS COLLECTED IN THE PERIOD**

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 1 | A-1 | 3,757,265,966.00 | 21/03/2002 | 523,029.00 |
| 2 | A-1 | 3,757,265,966.00 | 21/06/2002 | 578,611.00 |

**DETERMINATION OF THE NFEA OF THE PRESENT YEAR**

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PRO | 0 |
| - DETERMINED WORKE | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

**BALANCE OF THE NFEA AT THE END OF THE PERIOD**
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 8,125,398

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 3,757,265,966

STOCK EXCHANGE CO TELECOM QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **CARSO GLOBAL TELECOM, S. A. DE C. V.**

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 9,762

Number of Shares Outstanding at the Date of the NFEAR: 3,757,265,966
( Units )

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

| | |
|---|---|
| NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001 | |
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 10,019

Number of shares Outstanding at the Date of the NFEAR 3,757,265,966
( Units )

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
( Units )

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| A-1 | | 4 | 3,743,032,800 | | | 3,743,032,800 | 1,259,443 | |
| **TOTAL** | | | **3,743,032,800** | **0** | **0** | **3,743,032,800** | **1,259,443** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
3,743,032,800
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| A-1 | 192,044,243 | 19.25000 | 10.70000 |

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** Quarter: **2** Year: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **26,061,987** | **100** | **42,616,287** | **100** |
| 2 | **CURRENT ASSETS** | **2,271,308** | **9** | **373,219** | **1** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 268,349 | 1 | 88,812 | 0 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 1,996,656 | 8 | 279,264 | 1 |
| 6 | INVENTORIES | 0 | 0 | 0 | 0 |
| 7 | OTHER CURRENT ASSETS | 6,303 | 0 | 5,143 | 0 |
| 8 | **LONG-TERM** | **19,714,870** | **76** | **40,037,022** | **94** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 19,553,229 | 75 | 39,880,672 | 94 |
| 11 | OTHER INVESTMENTS | 161,641 | 1 | 156,350 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **0** | **0** | **0** | **0** |
| 13 | PROPERTY | 0 | 0 | 0 | 0 |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | 0 | 0 |
| 15 | OTHER EQUIPMENT | 0 | 0 | 0 | 0 |
| 16 | ACCUMULATED DEPRECIATION | 0 | 0 | 0 | 0 |
| 17 | CONSTRUCTION IN PROGRESS | 0 | 0 | 0 | 0 |
| 18 | **DEFERRED ASSETS (NET)** | **4,075,809** | **16** | **2,206,046** | **5** |
| 19 | **OTHER ASSETS** | **0** | **0** | **0** | **0** |
| 20 | **TOTAL LIABILITIES** | **16,372,506** | **100** | **21,162,131** | **100** |
| 21 | **CURRENT LIABILITIES** | **10,002,857** | **61** | **16,423,757** | **78** |
| 22 | SUPPLIERS | 0 | 0 | 0 | 0 |
| 23 | BANK LOANS | 51,500 | 0 | 3,187,495 | 15 |
| 24 | STOCK MARKET LOANS | 9,145,777 | 56 | 12,826,086 | 61 |
| 25 | TAXES TO BE PAID | 20,267 | 0 | 214,511 | 1 |
| 26 | OTHER CURRENT LIABILITIES | 785,313 | 5 | 195,665 | 1 |
| 27 | **LONG-TERM LIABILITIES** | **6,369,649** | **39** | **4,738,374** | **22** |
| 28 | BANK LOANS | 5,255,237 | 32 | 3,253,139 | 15 |
| 29 | STOCK MARKET LOANS | 1,114,412 | 7 | 1,485,235 | 7 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **0** | **0** | **0** | **0** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **9,689,481** | **100** | **21,454,156** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **5,787,251** | **60** | **10,182,389** | **47** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 1,259,443 | 13 | 2,227,561 | 10 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 4,032,707 | 42 | 7,084,442 | 33 |
| 39 | PREMIUM ON SALES OF SHARES | 495,101 | 5 | 870,386 | 4 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **3,902,230** | **40** | **11,271,767** | **53** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 15,867,495 | 164 | 17,274,948 | 81 |
| 43 | REPURCHASE FUND OF SHARES | 1,824,682 | 19 | 1,993,772 | 9 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (14,845,465) | (153) | (10,905,640) | (51) |
| 45 | NET INCOME FOR THE YEAR | 1,055,518 | 11 | 2,908,687 | 14 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **268,349** | **100** | **88,812** | **100** |
| 46 | CASH | 34 | 0 | 336 | 0 |
| 47 | SHORT-TERM INVESTMENTS | 268,315 | 100 | 88,476 | 100 |
| **18** | **DEFERRED ASSETS (NET)** | **4,075,809** | **100** | **2,206,046** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | 3,890 | 0 |
| 49 | GOODWILL | 2,535,595 | 62 | 2,057,956 | 93 |
| 50 | DEFERRED TAXES | 1,540,214 | 38 | 144,200 | 7 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **10,002,857** | **100** | **16,423,757** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 0 | 0 | 2,968,590 | 18 |
| 53 | MEXICAN PESOS LIABILITIES | 10,002,857 | 100 | 13,455,167 | 82 |
| **24** | **STOCK MARKET LOANS** | **9,145,777** | **100** | **12,826,086** | **100** |
| 54 | COMMERCIAL PAPER | 9,145,777 | 100 | 12,826,086 | 100 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **785,313** | **100** | **195,665** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 725,373 | 92 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 59,940 | 8 | 195,665 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **6,369,649** | **100** | **4,738,374** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 5,055,237 | 79 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 1,314,412 | 21 | 4,738,374 | 100 |
| **29** | **STOCK MARKET LOANS** | **1,114,412** | **100** | **1,485,235** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 1,114,412 | 100 | 1,485,235 | 100 |
| **30** | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | | 0 | | 0 |
| 64 | OTHER LOANS WITHOUT COST | | 0 | | 0 |
| **31** | **DEFERRED LOANS** | **0** | **100** | **0** | **100** |
| 65 | NEGATIVE GOODWILL | | 0 | | 0 |
| 66 | DEFERRED TAXES | | 0 | | 0 |
| 67 | OTHERS | | 0 | | 0 |
| **32** | **OTHER LIABILITIES** | **0** | **100** | **0** | **100** |
| 68 | RESERVES | | 0 | | 0 |
| 69 | OTHERS LIABILITIES | | 0 | | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(14,845,465)** | **100** | **(10,905,640)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (14,845,465) | (100) | (10,905,640) | (100) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | (7,731,549) | (16,050,538) |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 0 | 0 |
| 76 | WORKERS (*) | 0 | 0 |
| 77 | CIRCULATION SHARES (*) | 3,743,032,800 | 3,757,264,999 |
| 78 | REPURCHASED SHARES (*) | 192,044,243 | 177,811,077 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **93,615** | **100** | **102,199** | **100** |
| 2 | COST OF SALES | 0 | 0 | 0 | 0 |
| 3 | **GROSS INCOME** | **93,615** | **100** | **102,199** | **100** |
| 4 | OPERATING | 0 | 0 | 0 | 0 |
| 5 | **OPERATING INCOME** | **93,615** | **100** | **102,199** | **100** |
| 6 | TOTAL FINANCING COST | 652,023 | 696 | 1,030,827 | 1,009 |
| 7 | **INCOME AFTER FINANCING COST** | **(558,408)** | **(596)** | **(928,628)** | **(909)** |
| 8 | OTHER FINANCIAL OPERATIONS | 532,965 | 569 | (1,119,683) | (1,096) |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **(1,091,373)** | **(1,166)** | **191,055** | **187** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | (116,616) | (125) | 288,094 | 282 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **(974,757)** | **(1,041)** | **(97,039)** | **(95)** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 2,030,275 | 2,169 | 3,005,726 | 2,941 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **1,055,518** | **1,128** | **2,908,687** | **2,846** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,055,518** | **1,128** | **2,908,687** | **2,846** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **1,055,518** | **1,128** | **2,908,687** | **2,846** |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **93,615** | **100** | **102,199** | **100** |
| 21 | DOMESTIC | 93,615 | 100 | 102,199 | 100 |
| 22 | FOREIGN | 0 | 0 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **652,023** | **100** | **1,030,827** | **100** |
| 24 | INTEREST PAID | 759,201 | 116 | 1,545,797 | 150 |
| 25 | EXCHANGE LOSSES | 473,249 | 73 | 171,802 | 17 |
| 26 | INTEREST EARNED | 23,844 | 4 | 14,147 | 1 |
| 27 | EXCHANGE PROFITS | 232,827 | 36 | 240,442 | 23 |
| 28 | GAIN DUE TO MONETARY POSITION | (323,756) | (50) | (432,183) | (42) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **532,965** | **100** | **(1,119,683)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 544,749 | 102 | (1,119,683) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (11,784) | (2) | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **(116,616)** | **100** | **288,094** | **100** |
| 32 | INCOME TAX | 54,140 | 46 | 266,036 | 92 |
| 33 | DEFERED INCOME TAX | (170,756) | (146) | 22,058 | 8 |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 93,616 | 102,200 |
| 37 | NET INCOME OF THE YEAR | 0 | 258,628 |
| 38 | NET SALES (**) | 295,707 | 154,916 |
| 39 | OPERATION INCOME (**) | 295,707 | 154,916 |
| 41 | NET CONSOLIDATED INCOME (**) | 3,155,363 | 4,456,216 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **1,055,518** | **2,908,687** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | (1,489,589) | (2,415,814) |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **(434,071)** | **492,873** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (1,538,612) | 358,750 |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **(1,972,683)** | **851,623** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 2,821,871 | 415,195 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (173,421) | (954,037) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **2,648,450** | **(538,842)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(562,017)** | **(225,774)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 113,750 | 87,007 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 154,599 | 1,805 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 268,349 | 88,812 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **(1,489,589)** | **(2,415,814)** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 0 | 0 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (1,489,589) | (2,415,814) |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(1,538,612)** | **358,750** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 0 | (1,179) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 0 | 0 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (1,608,024) | 169,873 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | 0 | 0 |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 69,412 | 190,056 |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **2,821,871** | **415,195** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (551,403) | (3,048,754) |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 2,352,097 | 3,628,056 |
| 25 | + DIVIDEND RECEIVED | 1,088,300 | 1,045,870 |
| 26 | + OTHER FINANCING | (67,123) | (1,209,977) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(173,421)** | **(954,037)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (4,699) | (28,079) |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | (168,722) | (925,958) |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(562,017)** | **(225,774)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (562,017) | (225,774) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | 0 | 0 |

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**

**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**RATIOS**
**NON CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 1,127.51 | % | 2,846.10 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 32.56 | % | 20.77 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 12.11 | % | 10.46 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 30.67 | % | 14.86 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.01 | times | 0.00 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 0.00 | times | 0.00 | times |
| 8 | INVENTORIES ROTATION (**) | 0.00 | times | 0.00 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 0 | days | 0 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 12.00 | % | 7.00 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 62.82 | % | 49.66 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.69 | times | 0.99 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 30.88 | % | 14.03 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 | % | 0.00 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 0.12 | times | 0.07 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 0.02 | times | 0.01 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 0.23 | times | 0.02 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.23 | times | 0.02 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.14 | times | 0.02 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 2.68 | % | 0.54 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | (463.68) | % | 482.27 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (1,643.55) | % | 351.03 | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | (2.60) | times | 0.55 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 106.55 | % | (77.05) | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | (6.55) | % | 177.05 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 0.00 | % | 0.00 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-4379

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2002**
**CARSO GLOBAL TELECOM, S. A. DE C. V.**

**DATA PER SHARE**
**NON CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.84 | $ 1.13 |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | $ 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | $ 0.00 |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.84 | $ 1.13 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 2.59 | $ 5.71 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | $ 0.00 |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 shares | 0.00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 4.13 times | 4.03 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 12.74 times | 19.32 times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 times | 0.00 times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.